

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Ronald T. Linares
Chief Financial Officer
OmniCommSystems, Inc.
2101 W. Commercial Blvd. Suite 4000
Ft. Lauderdale, FL 33331

    Re: OmniComm Systems, Inc.
             Item 4.01 Form 8-K
             Filed July 14, 2010
             File No. 0-25203

Dear Mr. Linares:

    We have completed our review of your filing and do not have any further comments at this time.

                Sincerely,

                William H. Thompson
                Accounting Branch Chief